UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2007

GRUPO AEROPORTUARIO DEL CENTRO NORTE, S.A.B. DE C.V.

(CENTRAL NORTH AIRPORT GROUP)

 ___________________________________________________________________________________________

(Translation of Registrant’s Name Into English)

México

  ___________________________________________________________________________________________

(Jurisdiction of incorporation or organization)

Aeropuerto Internacional de Monterrey

Zona de Carga

Carretera Miguel Alemán, Km. 24 s/n

66600 Apodaca, Nuevo León, Mexico

  ___________________________________________________________________________________________

(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X	Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes	No X

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

Fourth Quarter and Full Year 2006 Earnings Report

February 27, 2007

Mexican airport operator Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., or OMA, reported its unaudited, preliminary fourth quarter and full year 2006 results today.

Highlights

Fourth Quarter 2006 vs. Fourth Quarter 2005

•	Total revenues increased 17% to Ps. 416 million.
•	Passenger traffic reached 3.1 million, an increase of 15.5%.
•	EBITDA was Ps. 231 million, equivalent to a 55.5% margin.
•	Net Income was Ps. 75 million, an increase of 347.5% as compared to the prior year period. Earnings per share were Ps. 0.19, and earnings per American Depositary Share (ADS) were US$ 0.14.
•	Temporary Terminal C at Monterrey Airport opened on November 29; the new terminal increases capacity by up to 1.5 million passengers per year.
•	VivaAerobus, the low cost carrier based at Monterrey Airport, began operations on November 30. The airline opened nine routes, of which five go to other OMA airports.

Full year 2006 vs. 2005

•	Total revenues increased 14% to Ps. 1,626 million.
•	Total passenger traffic was 11.8 million, an increase of 11.2%.
•	EBITDA was Ps. 885 million, equivalent to a 54.4% margin.
•	Net Income was Ps. 452 million, an increase of 23.1% as compared to 2005. Earnings per share were Ps. 1.15, and earnings per ADS were US$0.85.
•	Four new airlines began operations at our airports during 2006.

Passenger Traffic

Fourth Quarter 2006

During the fourth quarter of 2006, passenger traffic increased 15.5%, as a result of an increase in domestic passenger traffic, which was partially offset by a decrease in international traffic. The airports with the highest traffic growth were Monterrey, Culiacan, and Acapulco.

Domestic traffic growth primarily reflects the impact of new airlines in our airports, particularly Monterrey, where VivaAerobus and Aladia began operations using Monterrey as their hub. Interjet and Volaris increased their presence, and Alma began operations. New airlines also increased domestic traffic at the Ciudad Juarez, Culiacan, Chihuahua, Tampico, Durango and Torreon airports. Click Mexicana opened routes from Torreon to Los Angeles and Las Vegas in October, and Alma began operating the Ciudad Juarez–Guadalajara route. In November, VivaAerobus opened nine routes from Monterrey.

International traffic decreased 5%, principally as a result of the temporary suspension of operations by Aerocalifornia in April 2006. In August 2006, the airline resumed activities but not all its previous routes and frequencies have been reopened. This has continued to impact principally Durango, Culiacan, and Mazatlan airports. In addition, Aviacsa cancelled routes from Monterrey to Chicago and Miami. Partially offsetting these effects, Tampico has a 13.7% increase in international traffic, and Torreon had a 33.7% increase in international traffic as a result of the opening of Click Mexicana’s Los Angeles and Las Vegas routes in October.

Full year 2006

Total passenger traffic increased 11.2% during 2006, due to an increase in both domestic and international traffic. The new airlines that began operations starting in late 2005 (Aladia, Alma, Avolar, Interjet, VivaAerobus, and Volaris) accounted for 9.7% of total traffic in passenger traffic in 2006.

Domestic passenger traffic rose 14% in 2006, in large part because of the traffic generated by new carriers who began operating beginning in late 2005. During 2006, four airlines began operations in our airports, Volaris in March, Alma in September, VivaAerobus in November, and Aladia in December. Particularly noteworthy was the growth in traffic at Tampico, where passenger traffic increased 21.3% due to the entry of Interjet and VivaAerobus.

International passenger traffic increased 1.8% in 2006. This increase was partially due to Delta Airlines’ new operations in Acapulco, Mazatlan, and Zihuatanejo, starting in March.

Acapulco Airport’s international traffic grew 9.4%, largely as a result of traffic generated by cruise ships docking at the port of Acapulco, which generated a significant amount of charter flights at the airport.

Revenues

Total revenues, net of rebates and incentives, during the fourth quarter of 2006 were Ps. 416.5 million, a 17% increase as compared to the fourth quarter of 2005. The mix of revenues during the fourth quarter of 2006 was 82.2% aeronautical revenues and 17.8% non-aeronautical revenues. Annual revenue increased Ps. 199.9 million, or 14%, during the year. Aeronautical revenues were 81.3% of total revenues, and non-aeronautical revenues were 18.7% for the full year 2006.

Passenger charges (TUA, tarifa de uso de aeropuerto) are the most important source of revenues, and represented approximately 59% of total revenues in 2006. OMA assesses passenger charges for each departing airline passenger, with the exception of diplomats, infants, connecting passengers, and passengers in transit.

Aeronautical revenues increased Ps. 55.2 million, or 19.2%, as compared to the fourth quarter of 2005. The increase reflects a 19.3% increase in passengers who pay TUA, an 8.6% increase in the number of airport operations, and an adjustment in TUA rates during the year. As a result, aeronautical revenues per passenger increased by Ps. 3.4 (up 3.2%), as compared to the fourth quarter of 2005.

For the full year, aeronautical revenues increased 15%, driven by a 14.3% increase in passenger traffic that pays TUA, a 5% increase in airport operations, and an adjustment in TUA rates. These factors contributed to the increase in aeronautical revenues per passenger, which reached Ps. 112 in 2006, as compared to Ps. 108.6 in 2005.

The Ministry of Communications and Transportation (SCT) regulates all our aeronautical revenues under a maximum rate system, which establishes the maximum amount of revenues per workload unit (one terminal passenger or 100kg of cargo) that may be earned by each airport each year from all regulated revenue sources. In general, we are able to set the specific prices for regulated services for each of our airports every six months as long as the combined revenue from regulated services per workload unit at an airport does not exceed the maximum rate. The SCT reviews compliance with maximum rates on an annual basis, after the close of each year.

Non-aeronautical revenues increased Ps. 5.3 million, or 7.7%, during the fourth quarter of 2006, as compared to the fourth quarter of 2005. The components that showed the most significant increases were parking (up Ps. 2.9 million, or 14.3%), restaurants (up Ps. 1 million, or 21%), car rentals (up Ps. 1 million, or 19.6%). Revenues from financial services tenants declined Ps. 0.9 million, or 74.3%, principally due to a non-recurring gain of Ps. 0.8 million during the 2005 period. Duty free revenues declined Ps. 0.5 million, or 15.4%, as a result of new security measures implemented on flights to the United States starting in August and the decline in international traffic.

Full year 2006 non-aeronautical revenues grew Ps. 27.7 million, an increase of 10% over 2005. The principal revenue components that rose were parking (up Ps. 8.7 million, or 11%), restaurants (up Ps. 6 million, or 33.8%), and car rentals (up Ps. 2.8 million, or 13.8%). Revenues from duty free operations and financial services declined 5% and 27.1%, respectively, as a result of the factors cited in the fourth quarter.

Non-aeronautical revenues can be divided into two broad categories, based on their relationship to passenger traffic: those that are closely linked to changes in traffic and those where the relationship is lagged. The first category includes items such as parking and revenues from retailers, restaurants, duty free, and auto rentals. These revenues increased at approximately the same rate as passenger traffic, with a combined increase of 11.2% in the fourth quarter and 10.9% for the full year. The second category including such revenue items as VIP lounges, cargo warehousing, and advertising; these increased by a combined 2.5% in the fourth quarter and 8.2% during 2006, as compared to the prior year. As a result, non-aeronautical revenues per passenger declined by Ps. 1.8 in the fourth quarter of 2006 and Ps. 0.3 during the year, as compared to the prior year periods.

Costs and operating expenses

Total costs and operating expenses were Ps. 284.3 million in the fourth quarter of 2006, an increase of 10.5%, as compared to the same period of 2005. For the full year, costs and operating expenses increased Ps. 83.9 million, or 8.9%, as compared to 2005.

Cost of services declined 7.1% during the fourth quarter of 2006 as decreases in maintenance and materials and supplies offset increases in personnel costs and electricity rates. For the full year, cost of services rose 2.2% as a result of increases in personnel costs and electricity rates, which were partially offset by decreases in payments for materials and supplies and other services.

General and administrative expenses decreased 18% in the fourth quarter of 2006, as compared to the same period of 2005. The decrease was principally due a reduction in the provision for doubtful accounts receivable and other recoveries totaling Ps. 16 million and management initiatives to reduce general corporate and airport expenses. For the full year, general and administrative expenses declined 3%. The selling shareholder agreed to reimburse expenses of carrying out the IPO in the fourth quarter; we anticipate that our general and administrative expenses will increase in 2007 as a result of costs associated with being a public reporting company in Mexico and the U.S.

Airport concession taxes and technical assistance fees are charged as 5% of gross revenues and 5% of EBITDA before the technical assistance fee, respectively. Since both costs are variable, both increased during the quarter and the full year.

Depreciation and amortization grew during the fourth quarter and full year as a result of an increase in long term assets. Depreciation charges in the fourth quarter of 2006 also increased as a result of a revision in the estimate of the useful life of runways, taxiways, and aprons as a result of technical studies carried out by the Company.

EBITDA

EBITDA increased during both the fourth quarter and for the full year as revenues grew at a faster rate than operating costs.

OMA’s EBITDA margin for the fourth quarter was 55.5%. The EBITDA margin for 2006 was 54.4%, an increase of 4.8 percentage points, as compared to 2005.

In 2006 we implemented a method for the allocation of results between the different legal entities in OMA, treated as an integrated economic whole, by means of charges and credits for corporate expenses between them. The goal is to establish an efficient structure for the management of cash flows within OMA and to assist each subsidiary in meeting its obligations. The implementation of this method affected operating income and EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results. The results by segment for 2006 reflect this change.

Comprehensive financing income and taxes

Net interest income increased 27.6% during the fourth quarter and 22.3% in the full year, as a result of higher levels of average earning balances and cash equivalents. This was the principal factor in the net improvement in the comprehensive financing income in the fourth quarter of Ps. 6.9 million and Ps. 39.2 million in the full year.

Tax provision for the full year tax was Ps. 229.4 million, an increase of 49.2%, as compared to 2005. This increase reflects the increase in income before taxes.

Net Income

Net income in the fourth quarter of 2006 rose to Ps. 74.7 million, an increase of 347.5% as compared to Ps. 16.7 million in the prior year period. Earnings per share were Ps. 0.19, and earnings per ADS were US$ 0.14. For the full year, Net Income was Ps. 452.2 million, an increase of 23.1% as compared to Ps. 367 million in 2005. Earnings per share were Ps. 1.15, and earnings per ADS were US$0.85. Each ADS represents eight series B shares.

Capital expenditures

Capital expenditures totaled Ps. 417.5 million for 2006. The principal investments were:

•	The construction of temporary Terminal C at Monterrey, which was completed in November 2006; this terminal has four gates and has a capacity of up to 1.5 million passengers per year.
•

Design work on the foundations and structure, design of architectural finishings and installations, and design of access roads and parking for the Terminal B of Monterrey Airport began in the fourth quarter of 2006.

•	Expansion and improvements to the Chihuahua Airport terminal, and the opening of a new 272 car parking lot with automated prepayment equipment.
•	The remodeling of the passenger boarding lounge at Acapulco, which was completed in the fourth quarter, and the installation of a new air conditioning system.
•	The remodeling and improvement of the image of the terminal building and parking area at Ciudad Juarez.

Liquidity

As of December 31, 2006, OMA had cash and cash equivalents of Ps. 1,612.4 million, a 2% decrease as compared to December 31, 2005. Resources generated from operations during 2006 were used in investments and to pay dividends. A Shareholders’ Meeting on August 28, 2006 approved a Ps. 423.9 million dividend, which was paid on September 22, 2006. In addition, the Company received a capital increase of Ps. 119.7 million as a result of the exercise of an option to purchase 2% of the capital stock by the strategic shareholder SETA on September 6, 2007.

Other developments

Initial Public Offering: On November 29, 2006, OMA carried out an Initial Public Offering on the Mexican Stock Exchange and the NASDAQ Global Select Market. Including the exercise of the over allotment option, a total of 192,080,000 shares were sold (equivalent to 24,010,000 ADSs). The shares sold were owned by the Mexican Government and OMA did not receive any proceeds from the IPO. Currently, 47.3% of OMA’s capital is owned by the public. One of OMA’s strategic shareholders, Aeroinvest (a subsidiary of ICA), acquired the equivalent of 0.75% of OMA’s total stock in the IPO, increasing its direct and indirect stockholding to 48.5%.

New Directors: After completion of the IPO, new directors were appointed, all of whom are considered independent under both Mexican and U.S. law. The new directors are:

•	Luis Guillermo Zazueta
•	Alberto Mulas
•	Salvador Alva
•	Manuel Francisco Arce
•	Leticia Navarro

Quarterly dividend payment: An extraordinary shareholders meeting on January 31, 2007 approved a change in dividend policy to allow the quarterly payment of dividends. In the future, any dividends declared by the Annual Shareholders’ Meeting will be paid in four installments, on July 15, October 15, January 15, and April 15.

Approval for Aeroinvest refinancing: The same shareholders’ meeting approved without objection a request by OMA’s principal shareholder Aeroinvest (a subsidiary of ICA) to celebrate the acts and formalize the relevant and/or necessary documents to refinance the WestLB AG loan, which is secured by Aeroinvest’s Series B shareholdings in OMA.

Mexican Stock Exchange IPC Index: OMA B shares became part of the Bolsa’s benchmark IPC index of 35 stocks effective February 1, 2007.

Environmental compliance: The Federal Environmental Protection Agency (PROFEPA) certified the environmental compliance of all 13 airports.

Quality certification: Lloyd’s Register Quality Assurance approved the ISO 9001-2000 quality management certification for all 13 OMA airports on November 24, 2006, under the multi-site regime. This includes the recertification of the Chihuahua, Mazatlán, Monterrey, Culiacán, Acapulco, and Zihuatanejo airports, and the initial certification of the Ciudad Juárez, Durango, San Luis Potosí, Reynosa, Tampico, Torreón and Zacatecas airports, as well as our Servicios Aeroportuarios del Centro Norte administrative services subsidiary.

Monthly traffic information by airport: This information is available in the IR section of OMA’s website, http://ir.oma.aero.

OMA will have a conference call on February 28, 2007 at 10:00 am EST, 9:00 am Mexico City time, to discuss the fourth quarter and full year earnings.

The conference call is accessible by calling (888)373-2605 toll-free from the U.S. or +1 (973) 935-2968 from outside the U.S. Confirmation code is 8503941. A taped replay will be available until March 7, 2007 at (877) 519-4471 toll free or +1 (973) 341-3080.

(thousands of terminal passengers-excludes transit passengers)

| **Total Passengers** | **4Q05** | **4Q06** | **% Var.** | **2005** | **2006** | **% Var** |
|---|---|---|---|---|---|---|
| Acapulco | 211.5 | 236.4 | 11.8 | 880.2 | 994.3 | 13.0 |
| Ciudad Juárez | 152.3 | 185.7 | 22.0 | 611.9 | 698.8 | 14.2 |
| Culiacán | 197.7 | 240.3 | 21.5 | 769.1 | 844.0 | 9.7 |
| Chihuahua | 150.3 | 181.0 | 20.4 | 600.0 | 664.4 | 10.7 |
| Durango | 50.9 | 66.9 | 31.4 | 214.9 | 236.2 | 9.9 |
| Mazatlán | 192.5 | 194.3 | 0.9 | 799.8 | 819.2 | 2.4 |
| Monterrey | 1,164.2 | 1,376.8 | 18.3 | 4,660.1 | 5,253.6 | 12.7 |
| Reynosa | 36.5 | 35.1 | (3.7) | 146.3 | 137.0 | (6.3) |
| San Luis Potosí | 56.7 | 53.5 | (5.6) | 233.6 | 227.1 | (2.8) |
| Tampico | 107.7 | 134.9 | 25.2 | 402.1 | 485.1 | 20.6 |
| Torreón | 91.9 | 123.7 | 34.6 | 374.6 | 410.1 | 9.5 |
| Zacatecas | 78.2 | 75.5 | (3.4) | 297.1 | 332.2 | 11.8 |
| Zihuatanejo | 153.0 | 150.0 | (2.0) | 608.9 | 681.6 | 11.9 |
| **Total** | **2,643.3** | **3,054.0** | **15.5** | **10,598.7** | **11,783.6** | **11.2** |

| **Domestic Passengers** | | | | | | |
|---|---|---|---|---|---|---|
| Acapulco | 146.3 | 166.9 | 14.1 | 555.0 | 638.5 | 15.1 |
| Ciudad Juárez | 151.9 | 185.4 | 22.1 | 610.2 | 697.5 | 14.3 |
| Culiacán | 189.0 | 235.8 | 24.8 | 732.5 | 818.2 | 11.7 |
| Chihuahua | 132.7 | 163.0 | 22.8 | 533.2 | 588.5 | 10.4 |
| Durango | 41.4 | 59.4 | 43.4 | 172.4 | 192.0 | 11.4 |
| Mazatlán | 92.7 | 90.6 | (2.2) | 380.5 | 364.7 | (4.2) |
| Monterrey | 902.2 | 1,149.5 | 27.4 | 3,647.5 | 4,314.5 | 18.3 |
| Reynosa | 36.2 | 35.1 | (3.0) | 145.9 | 136.9 | (6.1) |
| San Luis Potosí | 39.0 | 35.3 | (9.6) | 163.5 | 150.8 | (7.8) |
| Tampico | 96.9 | 122.6 | 26.5 | 356.6 | 432.4 | 21.3 |
| Torreón | 75.9 | 102.2 | 34.8 | 310.2 | 336.2 | 8.4 |
| Zacatecas | 52.8 | 53.0 | 0.4 | 197.8 | 235.5 | 19.1 |
| Zihuatanejo | 89.4 | 88.0 | (1.6) | 313.7 | 352.7 | 12.4 |
| **Total** | **2,046.5** | **2,486.8** | **21.5** | **8,118.9** | **9,258.3** | **14.0** |

| **International Passengers** | | | | | | |
|---|---|---|---|---|---|---|
| Acapulco | 65.1 | 69.5 | 6.7 | 325.2 | 355.8 | 9.4 |
| Ciudad Juárez | 0.4 | 0.4 | (7.0) | 1.7 | 1.3 | (24.8) |
| Culiacán | 8.7 | 4.4 | (49.2) | 36.7 | 25.7 | (29.8) |
| Chihuahua | 17.6 | 18.0 | 2.3 | 66.8 | 75.9 | 13.6 |
| Durango | 9.5 | 7.5 | (21.0) | 42.5 | 44.2 | 4.0 |
| Mazatlán | 99.8 | 103.6 | 3.8 | 419.3 | 454.5 | 8.4 |
| Monterrey | 261.9 | 227.3 | (13.2) | 1,012.7 | 939.1 | (7.3) |
| Reynosa | 0.3 | 0.0 | (96.1) | 0.4 | 0.1 | (79.3) |
| San Luis Potosí | 17.6 | 18.2 | 3.1 | 70.1 | 76.3 | 8.8 |
| Tampico | 10.8 | 12.3 | 13.7 | 45.5 | 52.7 | 15.8 |
| Torreón | 16.1 | 21.5 | 33.7 | 64.3 | 73.9 | 14.9 |
| Zacatecas | 25.4 | 22.5 | (11.3) | 99.4 | 96.8 | (2.6) |
| Zihuatanejo | 63.6 | 62.0 | (2.5) | 295.2 | 328.9 | 11.4 |
| **Total** | **596.9** | **567.2** | **(5.0)** | **2,479.8** | **2,525.3** | **1.8** |

See notes and disclaimers

Note: In 2006 OMA implemented a method for the allocation of results between the different legal entities in OMA, treated as an integrated economic whole, by means of charges and credits for corporate expenses between them. The goal is to establish an efficient structure for the management of cash flows within OMA and to assist each subsidiary in meeting its obligations. The implementation of this method affected operating income and EBITDA reported by individual airports but is eliminated in consolidation, and thus does not affect our consolidated results. The results by segment for 2006 reflect this change.

Notes and disclaimers

Mexican Financial Information Norms: financial statements and other information are presented in accordance with current Financial Information Norms in Mexico. These norms differ in certain significant respects from U.S. GAAP.

Unaudited financials: financial statements are unaudited, preliminary statements.

Prior period comparisons: unless stated otherwise, all comparisons of operating or financial results are made with respect to the comparable prior year period. Percentage changes are calculated with respect to the actual numbers.

Passengers: all references to passenger traffic volumes are to terminal passengers, which excludes transit passengers. The base for collecting passenger charges (TUA, tarifa de uso de aeropuerto) in addition excludes connecting passengers, diplomats, and infants.

EBITDA: OMA defines EBITDA as net income minus net comprehensive financing income and other income plus income taxes, asset tax, statutory employee profit sharing and depreciation and amortization. EBITDA should not be considered as an alternative to net income, as an indicator of our operating performance, or as an alternative to cash flow as an indicator of liquidity. Our management believes that EBITDA provides a useful measure of our performance that is widely used by investors and analysts to evaluate our performance and compare it with other companies. EBITDA is not defined under Mexican Financial Information Norms or U.S. GAAP, and it may be calculated differently by different companies.

Constant pesos: All peso (Ps.) amounts are expressed in constant pesos of December 31, 2006 purchasing power.

Exchange rate: Amounts in U.S. dollars (US$) are converted at an exchange rate of Ps. 10.8116/US$.

Forward looking statements: This report may contain forward-looking information and statements. Forward-looking statements are statements that are not historical facts. These statements are only predictions based on our current expectations and projections about future events. Forward-looking statements may be identified by the words “believe,” “expect,” “anticipate,” “target,” or similar expressions. While OMA's management believes that the expectations reflected in such forward-looking statements are reasonable, investors are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and are generally beyond the control of OMA, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include, but are not limited to, those discussed in our Prospectus under the caption “Risk Factors.” OMA undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

About OMA: Grupo Aeroportuario del Centro Norte, S.A.B. de C.V., OMA, operates 13 international airports in nine states of central and northern Mexico. OMA’s airports serve Monterrey, Mexico’s third largest metropolitan area, the tourist destinations of Acapulco, Mazatlán, and Zihuatanejo, and nine other regional centers and border cities. OMA employs over 900 persons in order to offer passengers and clients, airport and commercial services in facilities that comply with all applicable international safety, security standards, and ISO 9001:2001. OMA’s strategic shareholder members are ICA, Mexico’s largest engineering, procurement, and construction company, and Aéroports de Paris, the second largest European airports operator. OMA is listed on the Mexican Stock Exchange (OMA) and on the NASDAQ Global Select Market (OMAB). Please visit our website, www.oma.aero.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Grupo Aeroportuario del Centro Norte, S.A.B. de C.V.

By:	/s/ Víctor Humberto Bravo Martín
Víctor Humberto Bravo Martín
Chief Financial Officer

Date: February 28, 2007